                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 3)/1/

                             Cambridge Heart, Inc.
                             ---------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   131910101
                                   ---------
                                 (CUSIP Number)

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 131910101                                                 Page 2 of 6
===============================================================================
                                 SCHEDULE 13G

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      Dr. Richard J. Cohen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5    1,282,385 shares (Includes 8,000 shares issuable
     NUMBER OF            within 60 days of December 31, 1999 upon the issuance
                          of vested stock options.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6    0 shares.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7    1,282,385 shares (Includes 8,000 shares issuable
    REPORTING             within 60 days of December 31, 1999 upon the issuance
                          of vested stock options.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8    0 shares.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 1,282,385 shares (Includes 8,000 shares issuable within 60 days of December 31, 1999 upon the issuance of vested stock options.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11    8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12    IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 131910101                                                 Page 3 of 6

Item 1(a) Name of Issuer:
--------- --------------
          Cambridge Heart, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:
--------- ----------------------------------------------
          One Oak Park Drive
          Bedford, Massachusetts 01730

Item 2(a) Name of Person Filing:
--------- ---------------------
          Dr. Richard J. Cohen

Item 2(b) Address of Principal Business Office or, if none, Residence:
--------- -----------------------------------------------------------
          c/o Massachusetts Institute of Technology
          45 Carlton Street
          Room E25-335A
          Cambridge, MA  02139

Item 2(c) Citizenship:
--------- -----------
          United States of America.

Item 2(d) Title of Class of Securities:
--------- ----------------------------
          Common Stock, $.001 par value per share.

Item 2(e) CUSIP Number:
--------- ------------
          131910101

Item 3    Description of Person Filing:
------    ----------------------------
          Not applicable.
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CUSIP NO. 131910101                                                 Page 4 of 6

Item 4    Ownership:
------    ---------

               (a)  Amount Beneficially Owned:
                    -------------------------
               1,282,385 shares (Includes 8,000 shares issuable within 60 days of December 31, 1999 upon the exercise of vested stock options.)

               (b)  Percent of Class:
                    ----------------
               8.8%

               (c)  Number of shares as to which person has:
                    ---------------------------------------

                         (i)  sole power to vote or to direct the vote:

                         1,282,385 shares (Includes 8,000 shares issuable within 60 days of December 31, 1999 upon the exercise of vested stock options.)

                         (ii)  shared power to vote or to direct the vote:

                         0 shares

                         (iii) sole power to dispose or to direct the disposition of:

                         1,282,385 shares (Includes 8,000 shares issuable within 60 days of December 31, 1999 upon the exercise of vested stock options.)

                         (iv) shared power to dispose or to direct the disposition of:

                         0 shares

Item 5    Ownership of Five Percent or Less of a Class:
------    --------------------------------------------
          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
------    ---------------------------------------------------------------
          Not applicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company:
          --------------------------------------------------------
          Not applicable.
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CUSIP NO. 131910101                                                 Page 5 of 6


Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------
          Not applicable.

Item 9    Notice of Dissolution of Group:
------    ------------------------------
          Not applicable.

Item 10   Certification:
-------   -------------
          Not applicable.
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CUSIP NO. 131910101                                                 Page 6 of 6

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    February 14, 2000


                                          /s/ Richard J. Cohen
                                          -------------------------------
                                          Richard J. Cohen, M.D., Ph.D.